SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
PATIENTS & PHYSICIANS, INC.
(formerly known as Finity Holdings, Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70322K109
(CUSIP Number)

Mr. Fred F. Nazem
c/o Patients & Physicians, Inc.
432 Park Avenue South, 13th Floor
New York, NY 10016
(212) 340-9100

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

6/27/2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197351208	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS John H. Flood, III I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) [OO]

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,774,359*

	8.	SHARED VOTING POWER 1,260,275**

	9.	SOLE DISPOSITIVE POWER 2,774,359*

	10.	SHARED DISPOSITIVE POWER 1,260,275**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 4,035,034

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86%

14.	TYPE OF REPORTING PERSON IN

* Includes the exercise of 116,460 common stock warrants exercisable at $0.92 per share, 750,000 options exercisable at $0.10 per share and subject to buy-back by the Company at a decreasing rate based on the accomplishment of certain performance milestones and 200,000 vested options exercisable at $0.20 per share.

** Includes the conversion of a $500,000 Secured Convertible Term Note at $0.90 per share into 555,556 shares of common stock, the exercise of 135,870 common stock warrants exercisable at $0.92 per share and 569,249 shares of common stock held by OldIron Sports and Entertainment Company, Inc., of which Mr. Flood is a 50% owner.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (this“Schedule 13D”), relates to common stock, par value $.001 (“Common Stock”), of Patients & Physicians, Inc. (formerly Finity Holdings, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 432 Park Avenue South, 13th Floor, New York, NY 10016.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by John H. Flood III (“Flood”). Mr. Flood is hereinafter sometimes referred to as the “Reporting Person.”

(b)-(c) Mr. Flood is a natural person, and his principal occupation is President of the Issuer. The address of his principal office and principal place of business is 432 Park Avenue South, 13th Floor, New York, NY 10016.

(d)-(e) During the last five years the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Flood is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 27, 2006, in connection with the consummation of the Share Exchange Agreement between Flagship Patient Advocates, Inc. (formerly Flagship Healthcare Management, Inc.) (“Flagship”) and the Issuer (the “Share Exchange”), Flood acquired 4,035,034 shares of the Issuer’s capital stock.

ITEM 4. PURPOSE OF TRANSACTION.

In connection with the consummation of the Share Exchange, Flood acquired 4,035,034 shares of the Issuer’s capital stock. Flood acquired the securities of the Issuer for general investment purposes. Notwithstanding the foregoing, Flood retains the right to change his investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by him in any manner permitted by law.

Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Person has not effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 30, 2006, Flagship and the shareholders (the “Shareholders”) of Flagship entered into the Share Exchange Agreement with the Issuer, pursuant to which the Issuer acquired all of the issued and outstanding capital stock of Flagship from the Shareholders in exchange for an aggregate of 55,685,255 newly-issued shares of the Issuer’s Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Share Exchange Agreement between Patients & Physicians, Inc. (formerly Finity Holdings, Inc.) and Flagship Patient Advocates, Inc. (formerly Flagship Healthcare Management, Inc.), dated January 30, 2006 (incorporated by reference to the Form 8-K of Finity Holdings, Inc., filed February 3, 2006).

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 7, 2006

/s/ John H. Flood III
John H. Flood III